

December 22, 2020

Patrick Pedonti
Senior Vice President and Chief Financial Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095

       Re: SS&C Technologies Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 28, 2020
           File No. 001-34675

Dear Mr. Pedonti:

We have reviewed your November 18, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to the comment in our October 30, 2020 letter.

Form 10-K for the Year Ended December 31, 2019

Note 18. Segment and Geographic Information, page 86

1.   We note your response to prior comment 1. As we continue to consider the information provided in such response, please provide us with a breakdown of revenue generated from both healthcare and financial institution clients and tell us which of your components includes healthcare clients. To the extent that the services provided to your healthcare clients span multiple components, please clarify whether costs related to such clients are shared across components. We may have further questions based on your response.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mark Beliveau